Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: August 11, 2020

The following communication was made to the employees of Teladoc Health, Inc. on August 10, 2020

• Welcome & introduction • Jenny introduces Livongo • Our vision for the combination with Jason • Benefits of the combination with Mala • Panel Q&A facilitated by Michelle • Open Q&A

Using connected blood pressure monitor and cuff, Claire and her care team monitor her hypertension Annual exam with Teladoc primary care physician; discusses medical history, nutrition and stress Teladoc physician consults with Claire, reviews lab results, diagnoses high blood pressure Health Nudges™ encourage Claire to stay on track For help with a h ealthier diet, Claire consults a Teladoc nutritionist Diagnosed with sinus infection, Teladoc physician writes Rx and advises on OTC medication risks related to hypertension Claire achieves target weight and blood pressure; continues healthy habits To manage stress, Claire consults a Teladoc mental health therapist Creates personalized health plan including a referral to Livongo hypertension program Based on clinical data, Teladoc physician writes Rx for blood pressure medication CLAIRE’S HEALTH JOURNEY Being at her best while living with hypertension

2020 © Livongo. All rights reserved. Confidential. Introducing Livongo Dr. Jennifer Schneider August 2020

2020 © Livongo. All rights reserved. Confidential. We are the pioneer in Applied Health Signals , translating data into actionable, personalized and timely signals to improve Member outcomes and financial savings. Our Members love us because we provide an experience that includes personalized analytics, real - time coaching, hardware, and supplies. We do this for the country’s largest self - insured employers, payors, health plans and government with a per participant per month subscription service . We use technology to transform the experience of living with a chronic condition. We create a consumer - first , data - driven digital health experience that is personalized and puts the consumer in charge. Our mission is to empower people with chronic conditions to live better and healthier lives. We started with diabetes, but now address hypertension, prediabetes, weight management, and behavioral health. The Livongo Purpose and Mission

2020 © Livongo. All rights reserved. Confidential. Glen Tullman Executive Chairman Zane Burke Chief Executive Officer Dr. Jennifer Schneider President Lee Shapiro Chief Financial Officer Dave Engberg Chief Technology Officer Anmol Maden Chief Data Scientist Michael Sturmer SVP of Health Services Amar Kendale Chief Product Officer Courtnee LeClaire Chief Marketing Officer Jim Pursley Chief Commercial Officer Bimal Shah Chief Medical Officer Arnnon Geshuri Chief People Officer An Experienced Leadership Team Built for Scale

2020 © Livongo. All rights reserved. Confidential. The Livongo Platform Diabetes Prevention and Weight Management Hypertension Dyslipidemia Behavioral Health Diabetes

2020 © Livongo. All rights reserved. Confidential. Direct Relationship with Client Channel partner Member Health plan Pharmacy benefit manager Mastery of the Ecosystem Direct Relationship with Member Multiple channels to reach our Clients Client

2020 © Livongo. All rights reserved. Confidential. Over 30% of the 2020 Fortune 500 companies are current Clients 96 % Retention 28 Health Plans & PBMs Fully Insured ASO Medicare Retiree Medicaid Working with the Nation’s Leaders to Improve Health and Care 1328+ Clients

2020 © Livongo. All rights reserved. Confidential. Applied Health Signals

2020 © Livongo. All rights reserved. Confidential. Blood glucose reduction Anxiety reduction Blood pressure reduction Group coaching: anxiety reduction Voice activated blood pressure cuff Group coaching preference Anxiety support Weight data Blood pressure data Food/Beverage log Touch screen blood glucose meter Blood glucose data AGGREGATE ITERATE APPLY INTERPRET MEMBER Our AI + AI Engine Powers Our Platform Claims data

2020 © Livongo. All rights reserved. Confidential. Satisfaction +64 average Member NPS (1) Outcomes Savings $1,908 per participant per year gross medical savings in diabetes (3) Notes: 1) NPS as of December 31, 2019 2) Demonstrated at Fortune Brands after their Members spent 2 years enrolled in the Livongo for Diabetes solution over a 6 - week per iod in individuals with BP of at least 140/80 in a peer - reviewed study prepared by Livongo and presented to the American College of Cardiology in April 2019; Average reduction in weight for Members who used Livongo’s solution for 12 months as of December 1, 2018; Depression Anxiety Str ess Scale improvement shown in 55% of Members from the time of enrollment as of March 31, 2019 3) $129 in medical savings plus supply cost savings (assumed to be $1 per test strip, used once a day) Remote Monitoring Drives Results that Matter Member Improvements (2) HbA1c Systolic BP Weight loss DASS 0.8 points 10mmHg 7.3% 55%

2020 © Livongo. All rights reserved. Confidential. Livongo Culture

2020 © Livongo. All rights reserved. Confidential. PROPEL: How We Think About Our Values People: We treat our Members and our teammates with empathy and respect. Results: We are focused on delivering measurable improvement in the lives of people with chronic conditions . Originality: We challenge the status quo and find innovative ways to create a great member experience. Passion: We are energized by our mission to empower people to live better and healthier lives. Excellence: We aren’t satisfied with just being good enough – we strive for perfection. Learning: We move fast and adapt quickly. The Joe Carey Award : The ”Joe Carey Award” is awarded to the Livongo employee who exemplifies Livongo’s core values.

• Consumer - centric, single access point to a full spectrum of integrated virtual care services, spanning primary to chronic to ambulatory care • Uniquely able to: • Diagnose and treat • Use Teladoc Health or client provider networks • Navigate to optimal virtual or in - person providers • Providers enabled to deliver care across a full array of care settings and patient populations, anytime, anywhere

Hospital Home Worksite Pharmacy Retail clinic Physician office Post - acute ED Ambulance Experts Digital Therapeutics Primary Care Physician Nurses & Therapists Coaches Specialists

Assess, diagnose and treat everyday health issues such as flu, infections, and skin conditions Address stress, anxiety and other conditions with therapy, counseling and treatment Gain advice on a diagnosis, treatment plan, or surgery from world - renowned specialists Complete regular screenings and improve nutrition, exercise, and well being Take charge of health challenges with monitoring and personalized support Consult a specialist via virtual care and coordinate referrals to in - network, in - person care. WELLNESS AND PREVENTION COMPLEX CARE MENTAL HEALTH CARE CHRONIC CARE SPECIALTY CARE ACUTE CARE

• AI supported in - take; Assess symptoms and diagnose conditions • Prescribe medications, therapies, and digital therapeutics as medically necessary • Implement care plans; remotely monitor conditions, ensure adherence and track progress • Conduct outreach and intervention as needed MONITOR & MANAGE • Guide to high - quality, in - network specialists for in - person care • Collaborative provider - to - provider consults • Counsel and support patients for successful care and follow - up REFER & COORDINATE DIAGNOSE & TREAT PATIENT & VIRTUAL CARE TEAM • In - depth annual exams: biometrics, labs, screenings and preventative care • Personalized wellness plans with counseling and patient education information • Data - driven triggered communications WELLNESS & PREVENTION • digital therapeutics as medically necessary • Personalized wellness plans with counseling and patient education information • Data - driven triggered communications • Implement care plans; remotely monitor conditions, ensure adherence and track progress • Conduct outreach and intervention as needed

EXPERTS DIGITAL THERAPEUTICS HEALTH COACHES NURSES AND THERAPISTS PRIMARY CARE PHYSICIANS SPECIALISTS PERSONALIZED PREDICTIVE ANALYTICS: AI + AI ® • AI - driven behavior change: Health Nudges ™ • Data integration CLINICAL QUALITY • Evidence - based practices • Quality measurement and improvement

x Leader in the virtual care marketplace providing the most comprehensive virtual care solution x Global leadership position across distribution channels x Proven ability to drive member engagement and adoption x Multi - specialty network of physicians x Over 70 million individuals with access in the US alone x Proven ability to integrate and scale new products and solutions across our robust tech platform x Leading virtual care provider focused on the management of chronic conditions x Flagship solutions in diabetes management, with others including hypertension, pre - diabetes, and behavioral health x Technology platform combining smart, cloud - connected devices and data science to deliver meaningful health insights and behavior change x Solution drives meaningful improvements in clinical outcomes and drives value to the health care ecosystem

Expand footprint and distribution x Existing distribution channels x Product cross sell/upsell x Government programs x Direct to consumer x Global markets leadership Clinical services innovation x Virtual primary care x Integrated behavioral health solutions x Virtual Center of Excellence specialty services x Chronic care x Clinical quality leadership Accelerate consumer adoption x Integrated, intuitive consumer experiences x Engagement science and surround sound investments x Virtual first experience x Expanding access points and modalities Broaden role in healthcare delivery x Health system use cases x Insurer scope of services x In - home solutions x Integration with local delivery system x Strategies enhanced by Livongo

Chronic Conditions Why Livongo Massive, Under - Penetrated Market Current Health System Delivery Shortcomings Clinical Need Drives Ongoing Engagement and Utilization Structural Tailwinds Driving Desire for New Solutions Shared Culture and Common Mission Market Leadership: First Mover and Leading Brand Sophisticated AI+AI Engine Empowering a Consumer - Centered Care Experience High Growth, Compelling Margins and Attractive Subscription Based Recurring Revenue Business Model 147M+ Americans with chronic illness 40%+ Americans with >1 chronic illness 90%+ US healthcare spend attributable to chronic illness or behavioral conditions

Cross - selling potential of shared and unshared clients Referrals to Livongo’s solutions driven by visits to Teladoc’s virtual care platform International revenue driven through Teladoc’s global platform Combined client base has only an estimated 25% overlap Improved member churn and more efficient enrollment Greenfield opportunity for Livongo Separate from client cross sell Combined and optimized business model Significant additional synergies could drive incremental value, including next - gen virtual primary care, hospital in the home and risked - based models, among others

NOTICE

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. ("Teladoc") and Livongo Health, Inc. ("Livongo"), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc's and Livongo's future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "intend," "plan," "believe," "project," "estimate," "expect," "may," "should," "will" and similar expressions. All such forward-looking statements are based on current expectations of Teladoc's and Livongo's management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc's or Livongo's respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc's or Livongo's ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc's or Livongo's stock prices; transaction costs; Teladoc's ability to achieve the benefits from the proposed transaction; Teladoc's ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc's or Livongo's control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc's business model; changes in market conditions and receptivity to Teladoc's services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc's abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties' business and general economic conditions; risks regarding Livongo's ability to retain clients and sell additional solutions to new and existing clients; Livongo's ability to attract and enroll new members; the growth and success of Livongo's partners and reseller relationships; Livongo's ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading "Risk Factors" of Teladoc's Annual Report and Livongo's Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the "SEC"). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc's website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo's website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term "Teladoc" and such terms as "the company," "the corporation," "our," "we," "us" and "its" may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

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